Mail Stop 3561
								February 14, 2006

Mr. Glen R. Jennings
Delta Natural Gas Company, Inc.
3617 Lexington Road
Winchester, KY 40391

Re:	Delta Natural Gas Company, Inc.
Form 10-K for the fiscal year ended June 30, 2005
Filed September 2, 2005
File No. 000-08788

Form 10-Q for the quarter ended September 30, 2005
Filed November 8, 2005
File No. 000-08788

Dear Mr. Jennings:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K June 30, 2005

Item 1, Business
1. You indicate under the "Distribution and Transmission of Natural Gas" in the Business section communities in which the registrant serves continue to expand which results in growth opportunities. Please explain to us how this statement reconciles with the table at the end of the Business discussion, "Consolidated Statistics", which shows a decrease in all customer classes for 2005.
Item 7, Management`s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
2. Your discussion of results of operations under this caption should be expanded to quantify and more precisely explain the reasons for increases in the components that comprise net income. For example, it is not clear whether the decrease in volume of gas sold was due solely to weather and/or offsetting or additional effects due to fluctuations in customers. In addition, your discussion of operations and maintenance is only for 2 years and there is no discussion of the other non-margin related expense including interest expense. While immaterial on a net basis, you may want to consider identifying the components of other income and deductions in this discussion to avoid the question of whether Rule 5-03(b)7 of Regulation S-X would apply to the financial statements. You should finally consider whether a discussion of your results by segment would be a more informative discussion.

Notes To Consolidated Financial Statements

Note 1(f), Revenue Recognition
3. We note that during the fiscal year 2005 you changed your revenue recognition policy to begin recognition of unbilled but delivered gas. Further, you indicate that such change was implemented in connection
with the rate order received in November 2004.   We are not clear on
your basis for recognition of the change in earnings. Please advise whether you received a rate order or any guidance from the KPSC as to how such additional earnings should be shared between ratepayers and shareholders. If you did not receive an order, tell us why you believe it represents income to shareholders. Please also ensure your response addresses your basis in GAAP for treating such change as a change in estimate, as opposed to a change in principle, given the regulatory facts and circumstances and prevailing practice. We may have further comment.

Note 2, New Accounting Pronouncements
4. Please explain to us the accounting entries that gave rise to the $850,000 of regulatory liability relating to non-legal retirement
obligations.   In this regard, supplementally advise us the extent to
which such liability was contained in a different caption in the
balance sheet or resulted in expense recognition.   Please
specifically tell us whether you are recovering any portion of such costs in your current rates.

Note 4(c), Employee Benefit Plans
5. We have read your description of share issuances pursuant to your Stock Plan here and under Item 5. We understand that at the close of the fiscal year any amounts contributed by employees must be matched by you with an equivalent dollar amount of shares. We also note shares provided to some employees were provided without cash consideration and, in June 2003, 900 shares of common stock were awarded to your directors without consideration. You indicate that expense of $59 and $53 thousand were recognized in fiscal 2004 and 2003, however your disclosure regarding $118 thousand of shares does not agree with the related expense and may suggest that 2 years of awards were issued at one time. Please clarify your disclosure, our understanding or both. In addition, please explain your accounting for the Stock Purchase Plan and the common stock awarded to a
director.   Please tell us whether you consider the Stock Plan to be
compensatory under SFAS no. 123.   If you believe that the Stock Plan
and/or the common stock awarded without consideration did not qualify
for treatment under SFAS 123, please explain your rationale.   In this
regard, please explain to us the Stock Plan provisions relating to each of the items under paragraph 23 of SFAS no. 123.

Note 8, Long-Term Debt
6. Please note the requirements of paragraph 10.b of SFAS no. 47 and paragraph 4 of SFAS no. 129 as it relates to sinking-fund requirements or any significant debt covenant for your long-term debt.

Notes 10 and 11, Operating Leases and Commitments and Contingencies
7. Please tell us whether you have any unconditional purchase obligations, such as gas purchase contracts, and whether your operating leases are non-cancelable. If either of these types of obligations exist, note the provisions of paragraph 9.a of SFAS no. 47 and 16.b of SFAS no. 47.

Form 10-Q September 30, 2005

Financial Statements

Statement of Changes in Shareholders` Equity
8. We noted, based on your June 30, 2005 Form 10-K, that your Board decided to discontinue the Employee Stock Purchase Plan on July 1,
2004. Please explain the following amount as disclosed in the Statement of Changes of Shareholders` Equity for the three months ended September 30, 2004: Common Shares - Employee Stock Purchase Plan $4,826.
	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding this comment, please direct them to Scott Stringer, Staff Accountant, at (202) 551-3272 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

		Sincerely,



		James Allegretto
		Senior Assistant Chief Accountant


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Mr. Glen R. Jennings, President
Delta Natural Gas Company, Inc.
February 14, 2006
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